UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company)

NOVEN PHARMACEUTICALS, INC.
(Name of Person Filing Statement)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

670009109
(Cusip Number of Class of Securities)

Peter Brandt
President and Chief Executive Officer
Noven Pharmaceuticals, Inc.
11960 S.W. 144th Street
Miami, Florida 33186
(305) 253-5099
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of
the person(s) filing statement)

With a copy to:

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York  10019
(212) 474-1293

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2009, amends and supplements Item 8 and Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed with the SEC on July 23, 2009 by Noven Pharmaceuticals, Inc. (the “Company”), a Delaware corporation.

The Statement relates to the cash tender offer by Northstar Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Hisamitsu U.S., Inc. (“Holdings”), a Delaware corporation and a wholly owned subsidiary of Hisamitsu Pharmaceutical Co., Inc. (“Parent”), a company organized under the laws of Japan, to purchase all the issued and outstanding common stock of the Company, par value $0.0001 per share, at a price of $16.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, and otherwise on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2009, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser, Holdings and Parent with the SEC on July 23, 2009, as exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively.

The information set forth in the Statement remains unchanged and is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used, but not defined, in this Amendment have the meanings ascribed to them in the Statement.

Item 8.     Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following sentences in the second paragraph of the subsection entitled “Regulatory Approvals”:

In connection with the purchase of Shares, on July 28, 2009, Parent filed a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and FTC pursuant to the HSR Act.  The Company currently expects to file a Notification and Report Form under the HSR Act on July 29, 2009 and for the waiting period required under the HSR Act to expire at 11:59 p.m., New York City time, on August 12, 2009, unless additional information is requested or earlier termination of such waiting period is granted.

Item 8 of the Statement is hereby further amended and supplemented by adding the following, beginning as a new paragraph at the end of the subsection entitled “Certain Legal Proceedings”:

On July 17, 2009, a purported stockholder class action complaint was filed in the Eleventh Judicial Circuit of Florida.  The complaint, captioned Zucker v. Brandt, et al., names as defendants Noven, the members of its Board of Directors, Holdings and Purchaser.  The Company has been provided with a copy of an amendment to this complaint, which plaintiffs’ counsel indicated would be filed on July 24, 2009 (as amended, the “Zucker Complaint”).  The Zucker Complaint asserts that Noven’s directors breached their fiduciary duties to Noven’s stockholders and that Noven, Holdings and Purchaser aided and abetted the directors’ breaches of fiduciary duties.   In support of these claims, the Zucker Complaint includes allegations similar to those set forth in the complaints described above as well as an allegation that the Statement filed by Noven included inadequate disclosures and material disclosure omissions.

On July 23, 2009, another plaintiff filed a purported stockholder class action complaint in the Court of Chancery of the State of Delaware.  The complaint, captioned Murphy v. Noven Pharmaceuticals, Inc. et al. (the “Delaware Murphy Complaint”), names as defendants Noven and the members of its Board of Directors and is nearly identical to the complaint filed by the same plaintiff on July 15, 2009 in the Eleventh Judicial Circuit of Florida (the “Florida Murphy Complaint”), described above.  The complaint asserts claims and requests relief similar to the IBEW Complaint and the Florida Murphy Complaint.

On July 24, 2009, another plaintiff filed a purported stockholder class action complaint in the Eleventh Judicial Circuit of Florida.  The complaint, captioned Noven v. Yetter, et al., names as defendants Noven, the members of its Board of Directors and Hisamitsu.  The complaint asserts claims and requests relief similar to the IBEW Complaint, the Florida Murphy Complaint and the Delaware Murphy Complaint.

The Company believes that the allegations set forth in each of the complaints described above lack merit and will contest them vigorously.

Item 9.              Exhibits.

Item 9 of the Statement is hereby amended and supplemented as follows:

Exhibit Number	Document
(a)(1)	Offer to Purchase, dated July 23, 2009 (incorporated herein by reference to the Schedule TO filed by Parent, Holdings and Purchaser with the SEC on July 23, 2009).
(a)(2)	Letter of Transmittal (incorporated herein by reference to the Schedule TO filed by Parent, Holdings and Purchaser with the SEC on July 23, 2009).
(a)(3)	Letter to Stockholders of the Company, dated July 23, 2009.
(a)(4)	Joint Press Release issued by the Company and Parent, dated July 14, 2009 (incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on July 14, 2009).
(a)(5)	Opinion of J.P. Morgan Securities Inc., dated July 14, 2009 (previously filed as an exhibit to the Schedule 14D-9 filed by the Company with the SEC on July 23, 2009).
(e)(1)
Agreement and Plan of Merger among the Company, Parent, Holdings and Purchaser, dated as of July 14, 2009 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on July 15, 2009).

(e)(2)	Relevant portions of the Proxy Statement filed by the Company with the SEC on April 9, 2009 (previously filed as an exhibit to the Schedule 14D-9 filed by the Company with the SEC on July 23, 2009).
(e)(3)	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 29, 1999).

Exhibit Number	Document
(e)(4)	Confidentiality Agreement between the Company and Parent, dated June 25, 2008 (previously filed as an exhibit to the Schedule 14D-9 filed by the Company with the SEC on July 23, 2009).
(e)(5)	Exclusivity Agreement between the Company and Parent, dated June 4, 2009 (previously filed as an exhibit to the Schedule 14D-9 filed by the Company with the SEC on July 23, 2009).
(e)(6)
Amended and Restated Form of Employment Agreement (Change of Control), between the Company and each of Michael D. Price, Steven M. Dinh, Richard P. Gilbert, Joel S. Lippman and Anthony Venditti (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2009).

(e)(7)	Amended Employment Agreement between the Company and Peter Brandt, dated April 29, 2008 (previously filed as an exhibit to the Schedule 14D-9 filed by the Company with the SEC on July 23, 2009).
(e)(8)
Amended and Restated Employment Agreement between the Company and Jeffrey Eisenberg, dated July 14, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2009).

(e)(9)
Amendment No. 2 to Rights Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, dated as of July 14, 2009 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVEN PHARMACEUTICALS, INC.

By:	/s/ Peter Brandt
Name: Peter Brandt
Title: President and Chief Executive Officer

Dated: July 28, 2009